SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 13, 2009

Inmarsat Group Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Group Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road, London

United Kingdom, EC1Y 1AX

(Address of principal executive office)

333-115865-06

Inmarsat Finance plc

(Exact name of Registrant as specified in its charter)

Inmarsat Finance plc

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road, London

United Kingdom, EC1Y 1AX

(Address of principal executive office)

333-115865

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

20-F  ☒        40-F  ☐

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):-

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):-

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This press release may not be published, distributed or transmitted in or into the United States, Australia, Canada or Japan.

Inmarsat Announces Pricing of Senior Notes

Friday, 13 November 2009: Inmarsat plc (LSE: ISAT), following Monday’s announcement of commencement of the offering, today announces that its wholly-owned subsidiary company Inmarsat Finance plc yesterday priced its offering of 7 3/8% senior notes due 1 December 2017.

The new notes will be sold to non-U.S. persons outside the United States pursuant to Regulation S and in the United States to qualified institutional buyers pursuant to Rule 144A, or another available exemption under the U.S. Securities Act of 1933. These new notes will be guaranteed on a senior basis by Inmarsat Group Limited, and on a senior subordinated basis by Inmarsat Investments Limited and certain of its subsidiaries. The aggregate principal amount of the new notes being issued is U.S.$650 million, which, through a series of steps, will be used to redeem the entire principal amount of U.S.$160 million outstanding under Inmarsat Finance plc’s 7 5/8% senior notes due 2012 and the entire principal amount of U.S.$450 million outstanding under Inmarsat Finance II plc’s 10 3/8% senior discount notes due 2012, and to pay the associated note redemption premia and the fees and expenses of the new notes offering. Accordingly, notices were issued yesterday in connection with the redemptions of these outstanding notes.

The offering of new notes is due to settle on or around 27 November 2009.

* * *

This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein. The securities mentioned herein have not been, and will not be, registered under the US Securities Act of 1933 (the “Securities Act”), and may not be offered or sold in the United States absent registration under the Securities Act or pursuant to an exemption from the registration requirements under the Securities Act. There will be no public offering of the securities in the United States.

This communication is being distributed to and is directed only at (i) persons who are outside the United Kingdom or (ii) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) and (iii) high net worth entities, and other persons to whom it may be lawfully communicated, falling within Article 49(2) (a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment activity to which this communication relates will only be available to and will only be engaged with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Certain statements in this announcement constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from those projected in the forward-looking statements. These factors include: general economic and business conditions; changes in technology; timing or delay in signing, commencement, implementation and performance of programmes, or the delivery of products or services under them; structural change in the satellite industry; relationships with customers; competition; and ability to attract personnel. You are cautioned not to rely on these forward-looking statements, which speak only as of the date of this announcement. We undertake no obligation to update or revise any forward-looking statement to reflect any change in our expectations or any change in events, conditions or circumstances.

Contact: Inmarsat, London, UK

Investor Enquiries Simon Ailes +44 20 7728 1518 simon_ailes@inmarsat.com	Media Enquiries Christopher McLaughlin +44 20 7728 1015 christopher_mclaughlin@inmarsat.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INMARSAT GROUP LIMITED

Date: November 13, 2009	By:	/S/ RICK MEDLOCK
Rick Medlock
Chief Financial Officer

INMARSAT FINANCE plc

Date: November 13, 2009	By:	/S/ RICK MEDLOCK
Rick Medlock
Chief Financial Officer